Exhibit 3.5
RESTATED ARTICLES OF INCORPORATION
I
The name of this corporation is Advanced Bridging Technologies, Inc.
II
The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the GENERAL CORPORATION LAW of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.
III
This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issues is 3,000.